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April 16, 2018

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

> Re: Acacia Research Corp. ("Acacia" or the "Company")
> Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement")
> Filed April 5, 2018 by Sidus Investment Partners, L.P. and BLR Partners LP
> Additional Soliciting Material Filed Pursuant to Rule 14a-12 Filed March 20, 2018 and March 21, 2018
> File No. 001-37721

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the "Staff") of the U.S. Securities and Exchange Commission dated April 12, 2018 (the "Staff Letter") with regard to the above-referenced matters. We have reviewed the Staff Letter with our clients, Sidus Investment Partners, L.P. and BLR Partners LP (collectively, "Sidus"), and provide the following responses on Sidus' behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed on April 5, 2018

General

1. *Please characterize each statement or assertion of opinion or belief as such. As examples of opinions presented as fact, we cite the headings of the subsections on page 10. Please revise.*

Sidus acknowledges the Staff's comment and has revised the Proxy Statement accordingly. Please see page 10 of the Proxy Statement.

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April 16, 2018
Page 2

Background to the Solicitation, page 5

2. *Please revise to clarify whether the January 26, 2018 telephonic conversation with Messrs. Graziadio and Stewart and James F. Sanders was as a result of the email requests made on January 12, 2018 and January [2]3, 2018.*

Sidus acknowledges the Staff's comment and has revised the Proxy Statement to clarify that the January 26, 2018 telephone conversation was pursuant to Mr. Barone's e-mail requests earlier in the month. Please see page 5 of the Proxy Statement.

3. *Please expand your disclosure to specify how Clifford Press, a nominee of Sidus, contacted the company. For example, please specify the dates, who Mr. Press contacted and how he contacted the person(s). Also discuss the purpose of Mr. Press' contact with the company.*

Sidus acknowledges the Staff's comment and has revised the Proxy Statement to specify that Mr. Press contacted the Company on three occasions by telephone during the month of January (the exact dates are unknown) and also attempted to contact director Frank Walsh on two occasions by telephone during the month of March (the exact dates are unknown). The revised disclosure is reproduced below in its entirety providing additional details. Please see pages 5 and 6 of the Proxy Statement.

"On three occasions during the month of January, Clifford Press, a nominee of Sidus, attempted to schedule a meeting with Mr. Graziadio to discuss the Company generally and its strategic direction. Specifically, Mr. Press called Acacia's main number three times. On two occasions, he was transferred to the voicemail box of Acacia's Investor Relations department and left messages, which were never returned. The third time he spoke to an unnamed Company representative who informed him that he could not direct Mr. Press to Mr. Graziadio and that Acacia does not give out Mr. Graziadio's number."

"On two occasions during the month of March, Mr. Press contacted Mr. Walsh at his office number in an attempt to discuss Acacia generally. On one occasion Mr. Press left a message with Mr. Walsh's secretary, and the other time Mr. Press left a voicemail. Neither message was returned."

4. *Refer to the third bullet point on page 6. Summarize the "serious concerns" about the company and "certain of its directors" Sidus shared with the company by private letter dated March 8, 2018.*

Sidus acknowledges the Staff's comment and has revised its disclosure to summarize its serious concerns about the Company and certain of its directors. Specifically, in its private letter, Sidus expressed its concerns with the destruction of value and change in strategic direction under the current leadership team and also expressed its concerns with perceived conflicts of interest, such as the relationship between Messrs. Graziadio and Sanders (as more fully described in the "Reasons for the Solicitation" section of the Proxy Statement). Please see page 6 of the Proxy Statement.

April 16, 2018
Page 3

<u>We are Concerned by Acacia's Unusual and Excessive Compensation Practices, page 10</u>

5. *You state that despite the nearly 41% decline in Acacia's stock price since Mr. Graziadio's appointment as Executive Chairman, he has been, in your view, generously compensated by Acacia. Please revise to disclose the company's performance prior to his appointment as Executive Chairman, and if there was any decline prior to his appointment. In this regard, we note your disclosure on page 8 with respect to the 10 year performance of the company's stock.*

   Sidus acknowledges the Staff's comment and respectfully refers the Staff to its disclosure on page 8 of the Proxy Statement, which discloses Acacia's total shareholder returns over the past one, three, five and ten-year periods. Acacia has revised page 10 of the Proxy Statement to clearly disclose that Mr. Graziadio was appointed as Executive Chairman on August 1, 2016. Accordingly, Sidus' disclosure of Acacia's total shareholder returns over the past three, five and ten-year periods shows the Company's performance prior to Mr. Graziadio's appointment as Executive Chairman. The position of Executive Chairman was created on August 1, 2016, and accordingly, there is no comparative compensation that may be offered with respect to the Executive Chairman prior to Mr. Graziadio's appointment versus Acacia's performance.

   On a supplemental basis, Sidus notes that, as disclosed in the Proxy Statement, Mr. Graziadio is not an employee of the Company but his aggregate compensation from Acacia in fiscal year 2016 was $2,417,426. According to the 2017-2018 Policy Application Survey Summary of Results from Institutional Shareholder Services Inc., an excerpt of which is attached as <u>Exhibit A</u>, the highest paid non-employee directors of companies received more than $2 million in annual compensation in 2017. Sidus believes that the fact that Mr. Graziadio received in excess of $2 million in annual compensation as a non-employee director in 2016 (which would make him one of the highest paid non-employee directors based on available data) supports its view that he has been generously compensated, especially considering Acacia's poor performance.

<u>There is a Better Way Forward, page 11</u>

6. *Here and as appropriate in other places in the proxy statement where you discuss your nominees, provide more specifics about what actions they will agitate for to improve the corporate governance and performance of the company if they are elected to the board. Balance the disclosure by noting that they will constitute only a minority of the recently-expanded board of directors and will thus not be able to effect change without winning the support of the company's other directors.*

   Sidus acknowledges the Staff's comment and has revised its disclosure to include additional specifics, such as that the Nominees will seek to take the necessary steps to eliminate stockholder-unfriendly governance provisions from the Company's organizational documents, including the classified Board structure and the inability of stockholders to take action by written consent or call special meetings. The Nominees are also committed to fully and fairly evaluating all opportunities to enhance stockholder value and increasing transparency with stockholders. The Nominees will also seek to complete the search process for the Company's permanent Chief Executive Officer that was initially commenced by the Board on December 21, 2015 and eliminate the pay practices that they believe are problematic as explained in the Proxy Statement. Please see page 11 of the Proxy Statement.

April 16, 2018
Page 4

Sidus also respectfully refers the Staff to its disclosure in the cover letter to the Proxy Statement and page 12 of the Proxy Statement wherein Sidus explicitly discloses that if the Nominees are elected, they will represent a minority of the members of the Board, and therefore it is not guaranteed that they will be able to implement any actions that they may believe are necessary to enhance stockholder value.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan P. Nebel

Ryan P. Nebel

cc: Alfred V. Tobia Jr., Sidus Investment Management, LLC
        Bradley L. Radoff, BLR Partners LP
        Steve Wolosky, Olshan Frome Wolosky LLP

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